FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of November 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Revision of Forecasts of Financial Results for the first half fiscal year ending March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.

Date: November 2, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[Note: This document is an unofficial English translation of the Japanese original.]

[English Translation]

November 2, 2010

To whom it may concern:

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Revision of Forecasts of Financial Results for the first half fiscal year ending March 31, 2011

NKSJ Holdings, Inc. hereby revises forecasts of financial results for the first half fiscal year ending March 31, 2011, which were announced on May 20, 2010. Forecasts of financial results for the entire fiscal year ending March 31, 2011 are currently being processed and will be announced on November 19, 2010 along with an announcement of business results for the first half fiscal year.

Furthermore, yesterday, Ambac Financial Group, Inc., which is holding company whose affiliates provided financial guarantees, announced a possibility to file for bankruptcy. This possibility will have no influence on the business results of NKSJ Holdings.

1.	Revision of Forecasts of Consolidated Financial Results for the first half fiscal year ending March 31, 2011

(April 1, 2010 to September 30, 2010)

	(Billions of Yen)
	Ordinary income	Ordinary profit	Net income	Net income per share
Previous forecasts (A)	1,323.0	17.0	9.0	5.41 yen
Revised forecasts (B)	1,329.7	38.8	24.1	14.52 yen
Net change (B-A)	6.7	21.8	15.1
Rate of change (%)	0.5	128.8	168.0

2.	Reasons for the revision

The revision is primarily due to an expected decrease in the amount of incurred losses, as compared to the previous forecasts, in connection with natural disasters recorded by two major subsidiaries, SOMPO JAPAN INSURANCE INC. (non-consolidated basis) and NIPPONKOA Insurance Co., Ltd. (non-consolidated basis).

(Reference) Revised forecasts of non-consolidated financial results for the first half fiscal year ending March 31, 2011

SOMPO JAPAN INSURANCE INC.	(Billions of Yen)
	Net premiums written	Ordinary profit	Net income
Revised forecasts	643.6	25.1	18.3
Results for same period of previous fiscal year	641.6	32.1	30.7

NIPPONKOA Insurance Co., Ltd.	(Billions of Yen)
	Net premiums written	Ordinary profit	Net income
Revised forecasts	316.5	20.5	13.1
Results for same period of previous fiscal year	319.7	31.1	18.4

(Note for using forecasted information)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan
(2)	Risk of intensification of competition in the property and casualty insurance business
(3)	Changes to laws, regulations, and systems
(4)	Natural catastrophe risks related to insurance products
(5)	Occurrence of losses exceeding projection
(6)	Reinsurance risk
(7)	Effects of declining stock price
(8)	Effects of fluctuation in interest rate
(9)	Credit risk
(10)	Effects of fluctuation in foreign exchange rate
(11)	Liquidity risk
(12)	Life insurance business risks
(13)	Overseas business risk
(14)	Non-insurance business risk
(15)	Credit rating downgrade
(16)	Business interruption risk in case of natural disasters, etc.
(17)	Information security risk
(18)	Reputational risk
(19)	System integration risk
(20)	Risk of failure to adequately realize business integration synergies
(21)	Risks related to merger of life insurance subsidiaries
(22)	Other risks